GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2004 NOV 29 A 11: 12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
Co. Reg. No. 196300316Z

Our Ref: GCSS-EL/2084/04/LTR

22 November 2004

04046358

PRIVATE & CONFIDENTIAL
By Courier

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 19 November 2004 (*Notification on Subsidiaries*), for your attention.

Yours faithfully,

PROCESSED
DEC 02 2004
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Catherine Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	19-Nov-2004 17:14:44
Announcement No.	00027

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Notification on Subsidiaries
Description	Please refer to the attachment.
Attachments:	CDL_notifications.pdf Total size = **24K** (2048K size limit recommended)

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CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)

Notification on Subsidiaries

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that:

(a) City Building Management Pte Ltd ("CBM"), a wholly-owned subsidiary of Singapura Developments (Private) Limited, which is in turn a wholly-owned subsidiary of the Company, has invested in 70% of the issued share capital in CBM-GCA Limited ("CBM-GCA"), a company incorporated in Hong Kong. The remaining 30% interest in CBM-GCA is held by Greater China Appraisal Limited, a company incorporated in Hong Kong. Information relating to CBM-GCA is as follows:

Name of Company	:	CBM-GCA Limited
Date & country of incorporation	:	8 October 2004 Hong Kong
Authorised capital	:	HK$10,000/- divided into 10,000 shares of HK$1/- each
Issued and paid up capital	:	HK$100/- divided into 100 shares of HK$1/- each
Principal activity	:	Investment in the business of providing, inter alia, property management and maintenance, security and property agency services in the People's Republic of China.

(b) 496 North Bridge Road Pte Ltd, a wholly-owned subsidiary of Target Realty Limited which in turn is a subsidiary of the Company, has been placed under members' voluntary liquidation.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Company Secretary

19 November 2004